FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	May 14, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2021

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2021

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the First Quarter of Fiscal 2021	7

III	Company Information

	(1) Shares	8

	(2) Directors and Executive Officers	9

IV	Financial Statements

	(1) Consolidated Financial Statements	10

	(2) Other Information	39

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020
Net sales	842,651	782,312	3,160,243
Income before income taxes	66,048	34,511	130,280
Net income attributable to Canon Inc.	44,454	21,906	83,318
Comprehensive income (loss)	142,198	(34,045)	80,941
Canon Inc. shareholders’ equity	2,670,231	2,513,844	2,575,031
Total equity	2,882,819	2,713,000	2,784,041
Total assets	4,734,410	4,680,819	4,625,614
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	42.51	20.69	79.37
Diluted (yen)	42.50	20.68	79.35
Canon Inc. shareholders’ equity to total assets (%)	56.4	53.7	55.7
Cash flows from operating activities	129,246	63,349	333,805
Cash flows from investing activities	(39,265)	(43,606)	(155,439)
Cash flows from financing activities	(25,787)	13,616	(183,449)
Cash and cash equivalents at end of period	483,403	439,942	407,684

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.
3.

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company’s and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, shareholders’ equity, total equity, total assets and shareholders’ equity to total assets in three months ended March 31, 2020 have been revised from the versions previously disclosed. For further details, please refer to Note 9 “Equity” of the Notes to Consolidated Financial Statements.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 341 consolidated subsidiaries, and 9 affiliates accounted for using the equity method, as of March 31, 2021, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, and industrial. Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segment to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. For further details regarding the circumstances of change of segments, please refer to Note 19 “Segment Information” of the Notes to Consolidated Financial Statements. No material change in Canon’s business has occurred during the three months ended March 31, 2021.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2021.

II.	The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Operating Results

Looking back at the first quarter of 2021, the global economy gradually recovered as a result of balanced measures to curb infections and resume economic activities despite no indications that the spread of the coronavirus (“COVID-19”) pandemic worldwide was declining. In the U.S., the economy gradually recovered as a result of increased personal consumption and capital investment through economic measures decided by the U.S. government at the end of 2020. In Europe, because of the resurgence of infections, largely due to the COVID-19 variant from the U.K., the restriction of economic activity was prolonged and some countries reimposed lockdowns. In China, although the number of new COVID-19 cases increased, economic recovery continued due to increased domestic demand and exports. In other emerging markets, economies were stagnant due to the resurgence of COVID-19 infections. In Japan, the trend toward economic recovery continued, including exports and capital investments.

Amid these conditions, in the markets in which Canon operates, demand for office multifunction devices (MFDs), for both color and monochrome models showed moderate recovery. For laser printers, demand was above that of the previous year, mainly for monochrome models. For inkjet printers, demand in home use remained solid in developed countries and emerging countries. For cameras, the market showed signs of improvement due to a recovery in consumption centering on mirrorless cameras. For medical equipment, the trend towards recovery continued due to increased sales activities focusing on to medical institutions. For industrial equipment, demand for both semiconductor lithography equipment and FPD (Flat Panel Display) lithography equipment remained solid.

The average value of the yen in the first quarter was ¥106.11 against the U.S. dollar, a year-on-year appreciation of approximately ¥3, and ¥127.72 against the euro, a year-on-year depreciation of approximately ¥8.

As for the first quarter, although unit sales of office MFDs were above those of the same period of the previous year, unit sales of equipment for the production printing market declined compared with the same period of the previous year, due to a moderate recovery in demand. For unit sales of laser printers, although monochrome models were above those of the same period of the previous year due to increased demand stemming from remote working, color models were below those of the same period of the previous year. Sales of services and consumables decreased particularly for office MFDs due to stagnation in customers’ print volumes amid the spread of COVID-19, although corporate activities gradually headed toward a recovery. For inkjet printers, unit sales, including those of Refillable Ink Tank Printers, were above those of the same period of the previous year due to solid global demand. For interchangeable-lens digital cameras, unit sales were above those of the same period of the previous year due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased in major areas as a result of securing opportunities with medical institutions supported by the Japanese government. While semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. However, sales for organic LED (OLED) panel manufacturing equipment were below those of the same period of the previous year. Under these conditions, first-quarter net sales increased by 7.7% year-on-year to ¥842.7 billion. Gross profit as a percentage of net sales decreased by 0.2 points to 45.6%. First-quarter gross profit increased by 7.2% year-on-year to ¥384.4 billion. Operating expenses decreased by 3.7% year-on-year to ¥313.8 billion, due to the continued controls of expenses. As a result, operating profit increased by 114.6% year-on-year to ¥70.6 billion. Other income (deductions) decreased by ¥6.2 billion to a loss of ¥4.5 billion, mainly due to currency exchange losses compared with the previous year, while income before income taxes increased by 91.4% year on year to ¥66.0 billion and net income attributable to Canon Inc. increased by 102.9% year on year to ¥44.5 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥42.51 for the first quarter, a year-on-year increase of ¥21.82.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first-quarter performance by business unit, in the Printing Business Unit, unit sales of office MFDs increased compared with the same period of the previous year, thanks to strong sales of the imageRUNNER ADVANCE DX series. For equipment for the production printing market, although sales of some products increased, unit sales as a whole were below those of the same period of the previous year due to a moderate recovery of demand. As for laser printers, while unit sales of monochrome models increased compared with the same period of the previous year due to increase in demand stemming from remote working, unit sales of color models were below those of the same period of the previous year. Sales of services and consumables declined as a result of stagnating customer print volumes particularly for office MFDs, although corporate activities gradually headed toward a recovery. For inkjet printers, unit sales, including those of Refillable Ink Tank Printers, increased compared with the same period of the previous year based on strong global demand. These factors resulted in total sales for the business unit of ¥469.4 billion, a year-on-year decrease of 1.8%, while income before income taxes decreased by 3.8% year-on-year to ¥54.7 billion.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year as sales of the EOS R5 and EOS R6 have grown with the shift to mirrorless models, and sales of interchangeable lenses increased significantly due to an expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities of software for such diversified applications as remote monitoring and monitoring of congested and confined spaces, as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥148.6 billion, a year-on-year increase of 24.0%, while income before income taxes totaled ¥18.1 billion resulting in a recovery from a deficit for the same period of the previous year.

As for the Medical Business Unit, although the resurgence of COVID-19 infections had an impact on business negotiations and installation, Canon captured the opportunity in Japan to support the purchase of equipment for medical institutions using government subsidies. Sales also increased in Europe and the United States due to strong sales of computed tomography (CT) systems diagnostic X-ray systems and diagnostic ultrasound systems. These factors resulted in total sales for the business unit of ¥124.4 billion, a year-on-year increase of 17.3%, while income before income taxes increased by 184.2% year-on-year to ¥11.7 billion.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices, image sensors and automotive devices remained solid. As a result, unit sales remained at the same level as the previous year, when sales were strong. For FPD lithography equipment, there was growth in demand for panels. As a result, unit sales increased significantly from the previous year when there were delays in equipment installation due to COVID-19. For OLED panel manufacturing equipment, sales decreased. These factors resulted in total sales for the business unit of ¥124.6 billion, a year-on-year increase of 26.0%, while income before income taxes totaled ¥9.2 billion, a year-on-year increase of 30.9%.

Financial Conditions

Total assets increased by ¥108.8 billion to ¥4,734.4 billion at March 31, 2021, compared to the end of previous year, mainly due to the increase of cash and cash equivalents, and inventories. Total liabilities increased by ¥10.0 billion to ¥1,851.6 billion at March 31, 2021, compared to the end of previous year, mainly due to the increase of short-term loans. Total equity increased by ¥98.8 billion to ¥2,882.8 billion at March 31, 2021, compared to the end of previous year, mainly due to a decrease of accumulated other comprehensive loss resulting from the depreciation of the yen, in spite of the payment of dividends to Canon Inc. shareholders.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

In the first quarter, cash flow from operating activities increased by ¥65.9 billion year-on-year to ¥129.2 billion due to an increase in profit and improvement of working capital. Cash flow used in investing activities decreased by ¥4.3 billion year-on-year to ¥39.3 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow increased by ¥70.2 billion compared with that of the previous year to ¥90.0 billion.

Cash flow from financing activities recorded an outlay of ¥25.8 billion mainly due the dividend payout.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥75.7 billion year-on-year to ¥483.4 billion.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Three months ended March 31, 2021
Net cash provided by operating activities	129.2
Net cash used in investing activities	(39.3)

Free cash flow	90.0

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the three months ended March 31, 2021.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the three months ended March 31, 2021.

Research and Development Expenses

Canon’s research and development expenses for the three months ended March 31, 2021 totaled ¥67.4 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first three months of 2021.

(2)	Prospect of Capital Investment in the first three months of Fiscal 2021

There were no completions of new construction or disposal of asset plans, which had been in progress as of December 31, 2020, during the first three months of 2021.

(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2021

No material contracts were entered into during the three months ended March 31, 2021.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2021
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

Not applicable.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2021
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2020.

	As of December 31, 2020
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 287,989,800	—
Shares with full voting rights (Others)	1,044,395,000	10,443,950
Fractional unit shares (Note)	1,378,664	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,443,950

Note:

In “Fractional unit shares” under “Number of shares,” 19 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	287,989,800	21.59%

Total	287,989,800	21.59%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2020 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2020 and the end of this quarter.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	483,403	407,684
Short-term investments (Notes 2 and 17)	91	71
Trade receivables (Note 3)	522,140	546,771
Inventories (Note 4)	595,906	562,807
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	300,554	284,556
Allowance for credit losses (Notes 3 and 6)	(13,221)	(12,746)

Total current assets	1,888,873	1,789,143
Noncurrent receivables (Note 15)	16,530	17,276
Investments (Notes 2 and 17)	53,231	49,994
Property, plant and equipment, net (Note 5)	1,040,623	1,037,680
Operating lease right-of-use assets (Note 14)	106,246	107,361
Intangible assets, net	315,029	318,497
Goodwill	921,317	915,564
Other assets (Note 6)	394,682	392,066
Allowance for credit losses (Note 6)	(2,121)	(1,967)

Total assets	4,734,410	4,625,614

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	March 31, 2021	December 31, 2020
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	410,095	392,235
Trade payables (Note 7)	317,400	303,809
Accrued income taxes	18,504	18,761
Accrued expenses (Note 15)	326,956	317,716
Current operating lease liabilities (Note 14)	33,353	32,307
Other current liabilities (Notes 11,13 and 17)	270,024	261,361

Total current liabilities	1,376,332	1,326,189
Long-term debt, excluding current installments (Note 16)	4,759	4,834
Accrued pension and severance cost	309,367	345,897
Noncurrent operating lease liabilities (Note 14)	74,438	76,796
Other noncurrent liabilities	86,695	87,857

Total liabilities	1,851,591	1,841,573
Commitments and contingent liabilities (Note 15)
Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,452	404,620
Legal reserve	69,605	69,436
Other retained earnings	3,411,825	3,409,371
Accumulated other comprehensive income (loss) (Note 10)	(232,039)	(324,789)
Treasury stock, at cost	(1,158,374)	(1,158,369)
(Number of shares)	(287,992,036)	(287,989,819)

Total Canon Inc. shareholders’ equity	2,670,231	2,575,031
Noncontrolling interests (Note 9)	212,588	209,010

Total equity (Note 9)	2,882,819	2,784,041

Total liabilities and equity	4,734,410	4,625,614

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Net sales (Notes 6,10,11 and 13):
Products and Equipment	671,888	599,952
Services	170,763	182,360

	842,651	782,312
Cost of sales (Notes 14 and 18):
Products and Equipment	375,773	339,440
Services	82,519	84,209

	458,292	423,649

Gross profit	384,359	358,663
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	246,435	257,843
Research and development expenses	67,360	67,943

	313,795	325,786

Operating profit	70,564	32,877
Other income (deductions):
Interest and dividend income	424	1,138
Interest expense	(168)	(186)
Other, net (Notes 2,10,13 and 18)	(4,772)	682

	(4,516)	1,634

Income before income taxes	66,048	34,511
Income taxes	17,482	10,425

Consolidated net income	48,566	24,086
Less: Net income attributable to noncontrolling interests	4,112	2,180

Net income attributable to Canon Inc.	44,454	21,906

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	42.51	20.69
Diluted	42.50	20.68

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Consolidated net income	48,566	24,086
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	75,218	(61,032)
Net gains and losses on derivative instruments	(1,490)	549
Pension liability adjustments	19,904	2,352

	93,632	(58,131)

Comprehensive income (loss) (Note 9)	142,198	(34,045)
Less: Comprehensive income attributable to noncontrolling interests	4,994	2,309

Comprehensive income (loss) attributable to Canon Inc.	137,204	(36,354)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows from operating activities:
Consolidated net income	48,566	24,086
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	50,885	53,790
Loss on disposal of fixed assets	624	533
Deferred income taxes	66	(6,418)
Decrease in trade receivables	39,865	58,129
Increase in inventories	(17,158)	(28,255)
Increase (decrease) in trade payables	23,205	(7,544)
Decrease in accrued income taxes	(654)	(2,527)
Increase (decrease) in accrued expenses	2,780	(22,871)
Decrease in accrued (prepaid) pension and severance cost	(18,019)	(3,625)
Other, net (Note 14)	(914)	(1,949)

Net cash provided by operating activities	129,246	63,349

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(41,177)	(44,275)
Proceeds from sale of fixed assets (Note 5)	967	1,083
Purchases of securities	(110)	(130)
Proceeds from sale and maturity of securities	159	86
Increase in time deposits, net	(15)	(236)
Acquisitions of businesses, net of cash acquired	—	(127)
Other, net	911	(7)

Net cash used in investing activities	(39,265)	(43,606)

Cash flows from financing activities:
Repayments of long-term debt	(468)	(259)
Increase in short-term loans, net	18,099	150,638
Dividends paid	(41,831)	(85,107)
Repurchases and reissuance of treasury stock, net	(5)	(50,005)
Other, net	(1,582)	(1,651)

Net cash (used in) provided by financing activities	(25,787)	13,616

Effect of exchange rate changes on cash and cash equivalents	11,525	(6,231)

Net change in cash and cash equivalents	75,719	27,128
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	483,403	439,942

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	167	174
Income taxes	24,881	19,002

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2021 and December 31, 2020 are summarized as follows:

	March 31, 2021	December 31, 2020
Consolidated subsidiaries	341	343
Affiliated companies	9	9

Total	350	352

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

None

(d)	Reclassifications

Canon has changed the presentation of allowance for credit losses as defined in ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheets for the year ended December 31, 2020 also have been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the three months ended March 31, 2021 and 2020 are as follows:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Net gains and (losses) recognized during the period on equity securities	1,822	(4,600)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	40	182

Unrealized gains and (losses) recognized during the period on equity securities still held at March 31.	1,782	(4,782)

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥8,446 million and ¥8,559 million at March 31, 2021 and December 31, 2020, respectively. The impairment or other adjustments resulting from observable price changes recorded during the three months ended March 31, 2021 and 2020 were not significant.

There were no available-for-sale debt securities at March 31, 2021 and December 31, 2020.

Time deposits with original maturities of more than three months are ¥91 million and ¥71 million at March 31, 2021 and December 31, 2020, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2021	December 31, 2020
Notes	36,747	34,922
Accounts	485,393	511,849
Trade receivables	522,140	546,771
Allowance for credit losses	(11,983)	(11,645)

	510,157	535,126

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2021	December 31, 2020
Finished goods	369,396	352,513
Work in process	178,848	160,696
Raw materials	47,662	49,598

	595,906	562,807

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2021	December 31, 2020
Land	272,081	270,308
Buildings	1,707,042	1,687,921
Machinery and equipment	1,835,740	1,806,185
Construction in progress	41,875	37,324
Finance lease right-of-use assets	5,989	6,048

	3,862,727	3,807,786
Less: Accumulated depreciation	(2,822,104)	(2,770,106)

	1,040,623	1,037,680

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Lease income - sales-type and direct financing leases
Revenue at lease commencement	22,700	22,832
Interest income on lease receivables	4,454	5,022

Sales-type and direct financing leases income total	27,154	27,854

Lease income – operating leases	6,853	6,008

Variable lease income	1,166	1,258

Total lease income	35,173	35,120

Allowance for Credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥335,240 million and ¥319,183 million at March 31, 2021 and December 31, 2020, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Balance at beginning of year	3,068	2,627
Charge-offs	(486)	(453)
Provision	618	473
Translation adjustments and other*	159	129

Balance at end of year	3,359	2,776

*	The three months ended March 31, 2020 includes the impact of adopting ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments.

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at March 31, 2021 and December 31, 2020 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the three months ended March 31, 2021 and 2020. Amounts remaining uncollected were ¥34,872 million and ¥36,339 million at March 31, 2021 and December 31, 2020, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at March 31, 2021 and December 31, 2020, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at March 31, 2021 and December 31, 2020, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2021	December 31, 2020
Notes	76,271	83,468
Accounts	241,129	220,341

	317,400	303,809

(8)	Short-Term Loans and Current Portion of Long-Term Debt

Short-term loans consisting of bank borrowings at March 31, 2021 and December 31, 2020 were ¥64,592 million and ¥46,461 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥344,000 million at a floating interest of 0.09% and Canon has no unused credit facilities as of March 31, 2021.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2021 and 2020 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(168)					(168)	1,566	1,398
Dividends to Canon Inc. shareholders				(41,831)			(41,831)		(41,831)
Dividends to noncontrolling interests								(2,982)	(2,982)
Transfer to legal reserve			169	(169)			—		—
Comprehensive income:
Net income				44,454			44,454	4,112	48,566
Other comprehensive income(loss), net of tax				444
Foreign currency translation adjustments					74,391		74,391	827	75,218
Net gains and losses on derivative instruments					(1,508)		(1,508)	18	(1,490)
Pension liability adjustments					19,867		19,867	37	19,904

Total comprehensive income (loss)							137,204	4,994	142,198

Repurchases and reissuance of treasury stock						(5)	(5)		(5)

Balance at March 31, 2021	174,762	404,452	69,605	3,411,825	(232,039)	(1,158,374)	2,670,231	212,588	2,882,819

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	(308,442)	(1,108,496)	2,685,496	194,484	2,883,980
Cumulative effects of accounting standard update – adoption of ASU No.2016-13				(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		18		(57)	9		(30)	1,390	1,360
Dividends to Canon Inc. shareholders				(85,107)			(85,107)		(85,107)
Dividends to noncontrolling interests								(3,027)	(3,027)
Transfer to legal reserve			1,762	(1,762)			—		—
Comprehensive income:
Net income				21,906			21,906	2,180	24,086
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(61,033)		(61,033)	1	(61,032)
Net gains and losses on derivative instruments					555		555	(6)	549
Pension liability adjustments					2,218		2,218	134	2,352

Total comprehensive income (loss)							(36,354)	2,309	(34,045)

Repurchases and reissuance of treasury stock		(11)		(5)		(49,986)	(50,002)		(50,002)

Balance at March 31, 2020	174,762	405,024	69,334	3,389,899	(366,693)	(1,158,482)	2,513,844	199,156	2,713,000

*

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, Retained earnings, Total Canon Inc. shareholders equity, Non-controlling interests and Total equity as of December 31, 2019 have been revised from the versions previously disclosed. However, the effect of this amendment on our Company’s results of operations and financial position has been immaterial in the past fiscal years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2021 and 2020 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2020	(113,646)	100	(211,243)	(324,789)
Other comprehensive income (loss) before reclassifications	74,391	(1,133)	18,366	91,624
Amounts reclassified from accumulated other comprehensive income (loss)	—	(375)	1,501	1,126

Net change during the period	74,391	(1,508)	19,867	92,750

Balance at March 31, 2021	(39,255)	(1,408)	(191,376)	(232,039)

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)
Equity transactions with noncontrolling interests and other	9	—	—	9
Other comprehensive income (loss) before reclassifications	(61,033)	(307)	1,105	(60,235)
Amounts reclassified from accumulated other comprehensive income (loss)	—	862	1,113	1,975

Net change during the period	(61,024)	555	2,218	(58,251)

Balance at March 31, 2020	(157,306)	(332)	(209,055)	(366,693)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2021 and 2020 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended March 31, 2021	Three months ended March 31, 2020	Affected line items in consolidated statements of income
Gains and losses on derivative instruments	(493)	1,203	Net sales
	130	(325)	Income taxes

	(363)	878	Consolidated net income
	(12)	(16)	Net income attributable to noncontrolling interests

	(375)	862	Net income attributable to Canon Inc.

Pension liability adjustments	2,055	1,536	Other, net
	(461)	(414)	Income taxes

	1,594	1,122	Consolidated net income
	(93)	(9)	Net income attributable to noncontrolling interests

	1,501	1,113	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,126	1,975

* Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets at March 31, 2021 and December 31, 2020 were ¥45,589 million and ¥42,752 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at March 31, 2021 and December 31, 2020 were ¥154,241 million and ¥135,455 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the three months ended March 31, 2021, which had been included in the deferred revenue balance at December 31, 2020, was ¥49,885 million.

Remaining performance obligations for products and equipment at March 31, 2021 primarily arise from the sales of certain industrial equipment, amounting to ¥218,932 million, 94% of which is expected to be recognized as revenue within one year and remaining 6% is within two years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of March 31, 2021 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2021 and 2020 are as follows:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Net income attributable to Canon Inc.	44,454	21,906
Diluted net income attributable to Canon Inc.	44,453	21,906

	Number of shares
	Three months ended March 31, 2021	Three months ended March 31, 2020
Average common shares outstanding	1,045,631,768	1,058,901,559
Effect of dilutive securities:
Stock options	247,493	189,165

Diluted common shares outstanding	1,045,879,261	1,059,090,724

	Yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Net income attributable to Canon Inc. shareholders per share:
Basic	42.51	20.69
Diluted	42.50	20.68

During the three months ended March 31, 2021 and 2020, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2021 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2021 and December 31, 2020 are set forth below:

	Millions of yen
	March 31, 2021	December 31, 2020
To sell foreign currencies	188,618	137,721
To buy foreign currencies	27,420	27,220

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2021 and December 31, 2020.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2021	December 31, 2020
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	29	426
Liabilities:
Foreign exchange contracts	Other current liabilities	1,120	416

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2021	December 31, 2020
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	90	107
Liabilities:
Foreign exchange contracts	Other current liabilities	2,232	809

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2021 and 2020.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,586)	Net sales	493

	Millions of yen
Three months ended March 31, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(382)	Net sales	(1,203)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(4,941)

	Millions of yen
Three months ended March 31, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	2,455

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Operating lease cost	10,156	11,513
Short-term lease cost	3,354	2,391
Other lease cost	23	31

Total lease cost	13,533	13,935

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	10,538	10,363

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	5,911	10,874

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at March 31, 2021.

Millions of yen
Within one year	34,281
Two years	26,194
Three years	17,284
Four years	12,095
Five years	8,505
Thereafter	14,603
Total future minimum lease payments	112,962
Less: Imputed Interest	(5,171)

Total (Net Investment in the lease)	107,791

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2021, commitments outstanding for the purchase of property, plant and equipment approximated ¥38,965 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥139,069 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,213 million and ¥10,962 million at March 31, 2021 and December 31, 2020, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,681 million at March 31, 2021. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2021 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the three months ended March 31, 2021 and 2020 are summarized as follows:

Three months ended March 31, 2021

Millions of yen
Balance at December 31, 2020	14,300
Addition	5,420
Utilization	(5,146)
Other	(106)

Balance at March 31, 2021	14,468

Three months ended March 31, 2020

Millions of yen
Balance at December 31, 2019	15,846
Addition	5,095
Utilization	(5,996)
Other	(1,737)

Balance at March 31, 2020	13,208

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2021 and December 31, 2020 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	March 31, 2021		December 31, 2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(346,276)	(346,229)	(346,317)	(346,275)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2021 and December 31, 2020, one customer accounted for approximately 9% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2021 and December 31, 2020.

	March 31, 2021
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	291	326	—	617
Equity securities	20,763	—	—	20,763
Prepaid expenses and other current assets:
Derivatives	—	119	—	119

Total assets	21,054	945	—	21,999

Liabilities:
Other current liabilities:
Derivatives	—	3,352	—	3,352

Total liabilities	—	3,352	—	3,352

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	284	248	—	532
Equity securities	18,683	—	—	18,683
Prepaid expenses and other current assets:
Derivatives	—	533	—	533

Total assets	18,967	1,281	—	20,248

Liabilities:
Other current liabilities:
Derivatives	—	1,225	—	1,225

Total liabilities	—	1,225	—	1,225

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2021 and 2020, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currencies Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥12,796 million and a net gain of ¥185 million for the three months ended March 31, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥6,114 million and ¥7,246 million for the three months ended March 31, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥12,588 million and ¥11,672 million for the three months ended March 31, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended March 31, 2021 and 2020 consisted of the following components:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Service cost	8,245	9,301
Interest cost	2,698	2,879
Expected return on plan assets	(8,815)	(7,847)
Amortization of prior service credit	(2,020)	(2,190)
Amortization of actuarial loss	4,075	3,726

	4,183	5,869

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of three months or less classified as available-for-sale securities of ¥500 million at March 31, 2021 and December 31, 2020, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon operates its business in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Major changes are moving Inkjet printers to the Printing Business Unit, the same business unit as Office multifunction devices (MFDs) and Laser multifunction printers (MFPs), and moving Network cameras to the Imaging Business Unit, the same business unit as Interchangeable-lens digital cameras. Operating results for the three months ended March 31, 2020 also have been reclassified.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions /

Laser multifunction printers (MFPs) / Laser printers / Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers /

Large format inkjet printers / Commercial photo printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Network cameras /

Digital camcorders / Digital cinema cameras / Multimedia projectors /

Broadcast equipment

Medical Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Organic LED (OLED) panel manufacturing equipment /

Vacuum thin-film deposition equipment / Die bonders / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2021 and 2020 is as follows:

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2021:
Net sales:
External customers	468,174	148,109	124,328	102,184	(144)	842,651
Intersegment	1,181	495	86	22,368	(24,130)	—

Total	469,355	148,604	124,414	124,552	(24,274)	842,651
Operating cost and expenses	416,195	130,469	112,899	115,395	(2,871)	772,087

Operating profit	53,160	18,135	11,515	9,157	(21,403)	70,564
Other income (deductions)	1,514	(82)	199	92	(6,239)	(4,516)

Income before income taxes	54,674	18,053	11,714	9,249	(27,642)	66,048

2020:
Net sales:
External customers	476,992	119,519	106,055	80,347	(601)	782,312
Intersegment	849	306	39	18,465	(19,659)	—

Total	477,841	119,825	106,094	98,812	(20,260)	782,312
Operating cost and expenses	422,449	129,618	102,105	92,098	3,165	749,435

Operating profit (loss)	55,392	(9,793)	3,989	6,714	(23,425)	32,877
Other income (deductions)	1,428	(89)	133	353	(191)	1,634

Income (loss) before income taxes	56,820	(9,882)	4,122	7,067	(23,616)	34,511

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended March 31, 2021 and 2020 is as follows:

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Printing
Monochrome copiers	45,636	52,031
Color copiers	69,729	75,507
Printers	136,250	140,602
Inkjet printers	81,672	68,172
Others	134,887	140,680

Total	468,174	476,992
Imaging
Cameras	95,846	71,279
Others	52,263	48,240

Total	148,109	119,519
Medical
Diagnostic equipment	124,328	106,055

Industrial and Others
Lithography equipment	44,282	20,949
Others	57,902	59,398

Total	102,184	80,347

Corporate	(144)	(601)

Consolidated	842,651	782,312

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the three months ended March 31, 2021 and 2020 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2021:
Net sales:	224,268	218,358	210,989	189,036	842,651

2020:
Net sales:	214,678	215,435	197,803	154,396	782,312

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

None.